UNITED STATES	OMB APPROVAL
SECURITIES AND EXCHANGE COMMISSION	OMB Number: 3235-0145
Washington, D.C. 20549	Expires: December 31, 2005
SCHEDULE 13G	Estimated average burden hours per response. . 11

Under the Securities Exchange Act of 1934
Amendment No. 4

Energy Partners, LTD.

(Name of Issuer)

Common Stock, par value $.01

(Title of Class of Securities)

29270U105

(CUSIP Number)

December 31, 2004

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 29270U105

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Energy Income Fund, L.P. 04-330-9082

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0

	6.	Shared Voting Power 0

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 0

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 0.0%

12.	Type of Reporting Person (See Instructions) PN

CUSIP No. 29270U105

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Robert D. Gershen

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 38,981

	6.	Shared Voting Power 0

	7.	Sole Dispositive Power 38,981

	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 38,981

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 0.1%

12.	Type of Reporting Person (See Instructions) IN

3

CUSIP No. 29270U105

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) EIF General Partner, L.L.C.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0

	6.	Shared Voting Power 0

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 0

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 0.0%

12.	Type of Reporting Person (See Instructions) CO

Item 1.
	(a)	Name of Issuer Energy Partners, LTD. (the “Issuer”)
	(b)	201 St. Charles Avenue, Suite 3400, New Orleans, LA 70170

Item 2.
	(a)	Name of Person Filing This statement is filed on behalf of Energy Income Fund, L.P., EIF General Partner, L.L.C. and Robert D. Gershen.
(b)

Address of Principal Business Office or, if none, Residence

The principal place of business of Energy Income Fund, L.P., EIF General Partner, L.L.C. and Robert D. Gershen is 136 Dwight Road, Longmeadow, Massachusetts 01106

	(c)	Citizenship The citizenship or place of organization of each of the Reporting Persons is set forth on the cover page.
	(d)	Title of Class of Securities The title of the securities is common stock, par value $.01 per share (the “Common Stock”).
	(e)	CUSIP Number The CUSIP number of the Common Stock is set forth on the cover page.

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
	(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
	(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
	(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
	(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).
	(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
	(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
	(g)	☐	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);
	(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
	(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
	(j)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J).

Item 4.	Ownership
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.
(a) Amount beneficially owned: Energy Income Fund, L.P. 0 Robert D. Gershen 38,981 EIF General Partner, L.L.C. 0
(b) Percent of class: Energy Income Fund, L.P. 0.0% Robert D. Gershen 0.1% EIF General Partner, L.L.C. 0.0%
(c) Number of shares as to which the person has:
(i) Sole power to vote or to direct the vote Energy Income Fund, L.P. 0 Robert D. Gershen 38,981 EIF General Partner, L.L.C. 0
(ii) Shared power to vote or to direct the vote Energy Income Fund, L.P. 0 Robert D. Gershen 0 EIF General Partner, L.L.C. 0
(iii) Sole power to dispose or to direct the disposition of Energy Income Fund, L.P. 0 Robert D. Gershen 38,981 EIF General Partner, L.L.C. 0
(iv) Shared power to dispose or to direct the disposition of Energy Income Fund, L.P. 0 Robert D. Gershen 0 EIF General Partner, L.L.C. 0

Item 5.	Ownership of Five Percent or Less of a Class
Not Applicable

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☒.

Instruction: Dissolution of a group requires a response to this item.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person
Not Applicable

If any other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities, a statement to that effect should be included in response to this item and, if such interest relates to more than five percent of the class, such person should be identified. A listing of the shareholders of an investment company registered under the Investment Company Act of 1940 or the beneficiaries of employee benefit plan, pension fund or endowment fund is not required.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person
Not Applicable

If a parent holding company or Control person has filed this schedule, pursuant to Rule 13d-1(b)(1)(ii)(G), so indicate under Item 3(g) and attach an exhibit stating the identity and the Item 3 classification of the relevant subsidiary. If a parent holding company or control person has filed this schedule pursuant to Rule 13d-1(c) or Rule 13d-1(d), attach an exhibit stating the identification of the relevant subsidiary.

Item 8.	Identification and Classification of Members of the Group
Not Applicable

If a group has filed this schedule pursuant to §240.13d-1(b)(1)(ii)(J), so indicate under Item 3(j) and attach an exhibit stating the identity and Item 3 classification of each member of the group. If a group has filed this schedule pursuant to §240.13d-1(c) or §240.13d-1(d), attach an exhibit stating the identity of each member of the group.

Item 9.	Notice of Dissolution of Group
Not Applicable

Notice of dissolution of a group may be furnished as an exhibit stating the date of the dissolution and that all further filings with respect to transactions in the security reported on will be filed, if required, by members of the group, in their individual capacity. See Item 5.

Item 10.	Certification
Not Applicable

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 14, 2005	Energy Income Fund, L.P.
	By:	EIF General Partner, L.L.C.
	By:	/s/ Robert D. Gershen
	Name:	Robert D. Gershen
	Title:	Managing Director

EIF General Partner, L.L.C.
By:	/s/ Robert D. Gershen
Name:	Robert D. Gershen
Title:	Managing Director

/s/ Robert D. Gershen
Robert D. Gershen